

07008199


RECEIVED
AUG 24 2007
182
WASH, D.C.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-44870

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/06 (MM/DD/YY) AND ENDING 06/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

1st Global Capital Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8150 North Central Expressway, Suite 500
(No. and Street)

Dallas	TX	75206
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 07 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, E. Paul Stewart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of 1st Global Capital Corp., as of June 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



SUSAN E. CARPENTER
MY COMMISSION EXPIRES
APRIL 11, 2009

Signature

Vice President & CFO
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholder's Equity or partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

1st Global Capital Corp.

Statement of Financial Condition

June 30, 2007

1st Global Capital Corp.

Contents



CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
1st Global Capital Corp.

We have audited the accompanying statement of financial condition of 1st Global Capital Corp. as of June 30, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of 1st Global Capital Corp. as of June 30, 2007 in conformity with accounting principles generally accepted in the United States of America.

CF & Co., L.L.P.

Dallas, Texas
August 17, 2007

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

1st Global Capital Corp.
Statement of Financial Condition
June 30, 2007

ASSETS

Cash	$ 4,120,355
Cash segregated under federal and other regulations	240,319
Receivable from brokers and dealers	2,193,730
Other assets	313,360
Investments-non marketable	4,751
Securities owned	23,657
Intercompany receivable	48,801
	$ 6,944,973

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 152,358
Payable to brokers and dealers	223,523
Commissions payable	1,491,935
Deferred revenue	61,631
Payable to Parent – income taxes	172,957
State taxes payable	66,846
Intercompany payables	222,825
	2,392,075
Stockholder's equity:	
Common stock - no par, 10,000 shares authorized, 10 shares issued and outstanding	24,000
Retained earnings	4,528,898
Total stockholder's equity	4,552,898
	$ 6,944,973

The accompanying notes are an integral part of this financial statement.

1st Global Capital Corp.
Notes to the Financial Statement
June 30, 2007

Note 1 - General Information and Summary of Significant Accounting Policies

The Company is a wholly owned subsidiary of 1st Global, Inc. (the "Parent").

1st Global Capital Corp. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (S.E.C.) under Rule 15c3-3(k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is incorporated in the state of Delaware. The Company's customers are located throughout the United States.

Security transactions (and related commission revenue and expense) are recorded on a trade date basis.

Securities and investments which are not readily marketable are carried at fair value as determined by management of the Company.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due.

The preparation of a financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At June 30, 2007, the Company had net capital of approximately $4,166,574 and net capital requirements of $159,471. The Company's ratio of aggregate indebtedness to net capital was .57 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Cash Segregated Under Federal and Other Regulations

Cash of $240,319 has been segregated in a special bank account for the exclusive benefit of customers under rule 15c3-3 of the Securities and Exchange Commission. $223,523 is owed to various mutual funds for the purchase of securities by customers and is included in payable to brokers and dealers.

1st Global Capital Corp.
Notes to the Financial Statement
June 30, 2007

Note 4 - Income Taxes

The Company files a consolidated income tax return with the Parent. Income taxes are recorded using the separate company method to comply with FASB Statement 109. Any resulting provision or benefit for income taxes is recorded as receivable from or payable to the Parent. There are no material book and tax differences. At June 30, 2007, the amount payable to Parent for income taxes was $172,957.

Note 5 - Related Party Transactions

The Company is a member of a group of affiliated companies under common control and has extensive transactions and relationships with members of the group. The existence of that control could create a financial position significantly different than if the companies were autonomous. Essentially all operating costs and expenses of the group are incurred by an affiliate.

Note 6 - Possession or Control Requirement

There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities.

Note 7 - Concentration Risk

At June 30, 2007, and at various other times during the year, the Company had cash balances in excess of federally insured limits of $100,000.

Note 8 - Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At June 30, 2007, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 9 - Subsequent Events

On August 3, 2007 the Company declared and paid a $1,800,000 cash dividend.

END